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                                                           OMB APPROVAL
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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G
                   Under the Securities Exchange Act of 1934
                             (Amendment No. ___)*

                             ALLEGHENY ENERGY INC.
                               (Name of Issuer)

                                 COMMON STOCK
                        (Title of Class of Securities)

                                  017361106
                                (CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 017361106                   13G                      Page 2 of 2 Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                          SANFORD C. BERNSTEIN & CO., INC.
                          767 FIFTH AVENUE
                          NEW YORK NY 10153

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) / /
                                                              (b) / /

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION


                     5    SOLE VOTING POWER

                              7,204,427
NUMBER OF SHARES
                     6    SHARED VOTING POWER*
 BENEFICIALLY
                              955,295
 OWNED BY EACH
                     7    SOLE DISPOSITIVE POWER
REPORTING PERSON
                              11,397,135
     WITH
                     8    SHARED DISPOSITIVE POWER

                              0

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                              11,397,135

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
     EXCLUDES CERTAIN SHARES                                      / /

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                              9.3%

12   TYPE OF REPORTING PERSON

                              IA/BD

* Sanford C. Bernstein & Co., Inc. clients who have appointed an independent voting agent with instructions to vote shares in the same manner as Sanford C. Bernstein & Co., Inc.

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Sanford C. Bernstein & Co., Inc.
Investment Research and Management
One State Street Plaza, New York, N.Y. 10004-1545
212-504-5000   Fax 212-504-5121                    Registered Investment Advisor
                                           Member, New York Stock Exchange, Inc.

                                  SCHEDULE G
                   Under the Securities Exchange Act of 1934

Item 1(a):      Allegheny Energy Inc.
Item 1(b):      10435 Downsville Pike Hagerstown MD 21740-1766

Item 2(a):      Sanford C. Bernstein & Co., Inc.
Item 2(b):      767 Fifth Avenue New York NY 10153
Item 2(c):      New York
Item 2(d):      Common
Item 2(e):      017361106

Item 3:         Investment Advisor/Broker Dealer

Item 4(a):      11,397,135
Item 4(b):      9.3%
Item 4(c)(i):   7,204,427
Item 4(c)(ii):* 955,295
Item 4(c)(iii): 11,397,135
Item 4(c)(iv):  0

Item 5:         Not Applicable

Item 6: The security referred to in this schedule is held for the accounts of discretionary clients. These clients have the right to receive dividends from and the proceeds of the sale of such security.

Item 7:         Not Applicable

Item 8:         Not Applicable

Item 9:         Not Applicable

Item 10: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

* Sanford C. Bernstein & Co., Inc. clients who have appointed an independent voting agent with instructions to vote shares in the same manner as Sanford C. Bernstein & Co., Inc.

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Schedule G
Under the Securities Exchange Act of 1934
Page Two

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

2/4/98
Date

/s/ Michael Borgia
Signature

Michael Borgia, Senior Vice President
Name/Title